Exhibit 99.1

Hamid Akhavan Named President and Chief Executive Officer of DISH Network

ENGLEWOOD, Colo., Nov. 13, 2023 – DISH Network Corporation today announced Hamid Akhavan has joined DISH as president and chief executive officer (CEO), in addition to his current role as CEO and president of EchoStar. Mr. Akhavan will oversee all aspects of the company’s video services and wireless businesses, as well as its subsidiaries.

When the merger between DISH and EchoStar was announced, it was also announced that Mr. Akhavan would become CEO of the combined company. The transaction, which is subject to regulatory approvals and customary closing conditions, is expected to be completed by year-end.

“Hamid brings a unique set of skills to DISH, building off his experience in the technology, telecom, private equity and investment sectors,” said Charlie Ergen, co-founder and chairman, DISH Network. “An engineer by background, he’s financially astute and a seasoned manager. He currently serves EchoStar, DISH’s sister company, as CEO and will lead both companies in order to hit the ground running, once the merger with EchoStar is complete.”

Before joining DISH and EchoStar, Mr. Akhavan was most recently a partner at Twin Point Capital, an investment firm, and a founding partner of Long Arc Capital LLC. He held a variety of executive leadership positions including CEO of Unify Inc. (formerly Siemens Enterprise Communications), Chief Operating Officer at Deutsche Telekom and CEO of T-Mobile International, where he also served as a member of the Board of Management of Deutsche Telekom.

“There is tremendous opportunity at DISH, and even more so once it’s combined with EchoStar,” said Mr. Akhavan. “This appointment will enable me and the teams to get a headstart in preparing to run the combined business of the companies.”

About DISH Network

DISH Network Corporation is a connectivity company. Since 1980, it has served as a disruptive force, driving innovation and value on behalf of consumers. Through its subsidiaries, the company provides television entertainment and award-winning technology to millions of customers with its satellite DISH TV and streaming SLING TV services. In 2020, the company became a nationwide U.S. wireless carrier through the acquisition of Boost Mobile. DISH continues to innovate in wireless, building the nation's first virtualized, O-RAN 5G broadband network. DISH Network Corporation (NASDAQ: DISH) is a Fortune 200 company.